SURGEPAYS, INC.

3124 BROTHER BLVD.

SUITE 410

BARTLETT, TN 38133

October 28, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc.
Registration Statement on Form S-1 (File No. 333-233726)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, SurgePays, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, November 1, 2021, or as soon thereafter as possible.

Very Truly Yours,

SURGEPAYS, INC.

/s/ Kevin Brian Cox
Kevin Brian Cox
Chief Executive Officer